Exhibit 99.1

                            Explanation of Responses

(2) Kevin Kruse's beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P. ("WPVIII") and Warburg Pincus International Partners, L.P. ("WPIP"). Prior to the transaction as reported by this Form 4, (i) WPVIII was the direct record owner of 7,371,107 shares of Polypore International, Inc. Common Stock ("Common Stock") and WPIP was the direct record owner of 7,371,107 shares of Common Stock and (ii) by virtue of their position as the two managing members of PP Holding, LLC, WPVIII and WPIP may each have been deemed to be the beneficial owner of an additional 10,442,132 shares of Common Stock.

Following the transaction reported herein, WPVIII and WPIP are each direct record holders of 5,375,854 shares of Common Stock and may each be deemed to be the beneficial owner of an additional 10,442,132 shares of Common Stock of which PP Holding, LLC is the direct record holder.

Mr. Kruse is a general partner of Warburg, Pincus & Co., which is the manager of Warburg Pincus Partners LLC, which is the general partner of WPVIII and WPIP. Mr. Kruse is also a managing director and member of Warburg Pincus LLC, which is the manager of WPVIII and WPIP. As such, Mr. Kruse may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by WPVIII and WPIP. Mr. Kruse disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. Mr. Kruse does not directly own any shares of common stock.